September 14, 2021

United States Securities and Exchange Commission VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Lamparski and Mara Ransom

Re:	Specificity, Inc.

Registration Statement on Form S-1

Filed June 23, 2021

File No. 333-257323

To Whom It May Concern:

Further to our receipt of confirmation from your office that there will not be a review on Specificity, Inc.’s (the “Company”) Registration Statement on Form S-1 filed on June 23, 2021, as well as all amendments filed thereafter, we are now in a position to proceed with the Company’s Registration Statement on Form S-1, subject to the SEC issuing a notice deeming our Registration Statement to be Effective. Accordingly, we hereby request the SEC deem our Registration Statement on Form S-1 to be effective as of 4:00 p.m. on Thursday, September 16, 2021, and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, deem effective the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in deeming effective the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Jason Wood

Jason Wood, CEO